Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-216234

February 1, 2019

Wells Fargo & Company

Final Term Sheet

3.184% Notes Due February 8, 2024

Issuer:	Wells Fargo & Company (“Issuer”)

Issue:	3.184% Notes due February 8, 2024 (the “Notes”) issued pursuant to a Prospectus dated February 24, 2017, as supplemented by a Prospectus Supplement dated February 1, 2019 (the “Prospectus Supplement”) and a Canadian Wrapper dated February 1, 2019 (collectively, the “Canadian Offering Memorandum”)

Expected Ratings*:	DBRS: AA (low) (Stable) Moody’s: A2 (Negative) S&P: A- (Stable) Fitch: A+ (Stable)

Principal Amount:	C$1,000,000,000

Issue Price:	C$100.00

Net Proceeds:	C$996,500,000

Price Date:	February 1, 2019

Settlement Date:	February 8, 2019 (T+5)

Maturity Date:	February 8, 2024

Day Count Convention:	Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is not a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Coupon:	3.184%

Issue Spread:

+132 bps over the GoC Curve (CAN 2.00% 1SEP23 & CAN 2.50% 1JUN24)

+132.9 bps (includes a curve adjustment of 0.9 bps plus a delay cost of 0.0 bps) over the CAN 2.00% 1SEP23 (priced at $100.63 to yield 1.855%)

Yield:	3.184%

Interest Payment Dates:	The Notes will bear interest from the settlement date up to, but excluding, February 8, 2024 at a fixed annual rate of 3.184%, payable in equal semi-annual instalments on February 8 and August 8 in each year, with the first payment of interest due on August 8, 2019 and the last payment of interest due on February 8, 2024.

Ranking:	The Notes will be senior unsecured obligations of the Issuer and will rank equally with all of the Issuer’s other senior debt securities. Holders of the Notes may be fully subordinated to interests held by the U.S. government in the event the Issuer enters into a receivership, insolvency, liquidation or similar proceeding.

Governing Law:	New York

Optional Redemption:	At its option, the Issuer may redeem the Notes in whole at any time or in part from time to time on or after January 8, 2024 at a redemption price equal to 100% of the principal amount of the redeemed notes plus any accrued but unpaid interest to, but excluding, the redemption date. In the case of a partial redemption of the Notes then held in book-entry form, the Notes to be redeemed will be selected by BNY Trust Company of Canada, in its capacity as paying agent (the “Paying Agent”), in accordance with the customary procedures of CDS (as defined below), and any Notes redeemed by the Issuer will be canceled. Notice of redemption will be provided to the Paying Agent at least 15 days and not more than 60 days prior to the date fixed for redemption. The Notes are also subject to redemption by the Issuer if changes involving United States taxation occur which could require the Issuer to pay additional amounts as described in the Prospectus Supplement.

Form of Notes:	The Notes will be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”).

Form of Distribution:

The distribution of the Notes is being made on a private placement basis in reliance on certain statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each province of Canada (collectively, the “Offering Jurisdictions”) and, in particular, the Notes will only be sold on a private placement basis to:

(a)   an investor that (i) is an “accredited investor” (as defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) or Section 73.3(1) of the Securities Act (Ontario), as applicable) and that is not an individual (other than an individual who is a “permitted client” (as such term is defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations), (ii) is either (A) purchasing the Notes as principal, (B) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation of a jurisdiction of Canada (other than a trust company or trust corporation registered solely under the laws of the Province of Prince Edward Island) or a foreign jurisdiction acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be, or (C) a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an advisor or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (iii) was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106; or

(b)   an investor that (i) is not resident in or otherwise subject to the securities laws of the Province of Alberta, (ii) is not an individual, (iii) is purchasing Notes as principal with an aggregate acquisition cost of the Notes of not less than C$150,000 paid in cash, and (iv) was not created or used solely to purchase or hold securities in reliance on the “minimum amount investment” exemption provided under Section 2.10 of NI 45-106 and it pre-existed the announcement of the offering of Notes.

Resale Restrictions:	Resale of the Notes will be subject to restrictions under applicable securities laws. Unless permitted under applicable securities laws, holders of the Notes must not trade the Notes before the date the Issuer becomes a reporting issuer in Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. There is currently no market through which the Notes may be sold and there can be no assurance that a secondary market for the Notes will develop or, if such market develops, continue and be liquid. The Issuer currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Denomination:	The Notes will be denominated in Canadian dollars with minimum denominations of C$5,000 and integral multiples of C$1,000 in excess thereof. Payments on the Notes will be made in Canadian dollars. If Canadian dollars are unavailable for a payment on the Notes due to circumstances beyond the Issuer’s control, payments on the Notes will be made in U.S. dollars.

Business Day:	Toronto and New York

Syndicate:

RBC Dominion Securities Inc., Wells Fargo Securities Canada, Ltd., CIBC World Markets Inc., Scotia Capital Inc. (Joint Bookrunners)

BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc. (Co-Managers)

CUSIP / ISIN:	949746SY8 / CA949746SY82

Method of Distribution:	Underwritten

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling RBC Dominion Securities Inc. at 416-842-6311, Wells Fargo Securities Canada, Ltd. at 416-607-2919, CIBC World Markets Inc. at 416-594-8515 or Scotia Capital Inc. at 416-863-7776.